LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

VIA EDGAR

April 2, 2012

Perry J. Hindin, Esq.

Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549-3628

Re:	Harvard Illinois Bancorp, Inc.; File No. 000-53935

Response to SEC Comments

Dear Mr. Hindin:

On behalf of Harvard Illinois Bancorp, Inc. (the “Company”), we are responding to your letter dated March 30, 2012, regarding the preliminary proxy materials filed by the Company on March 23, 2012, and the solicitating material filed on March 5, 2012. Set forth below are the comments set forth in your March 30 letter, followed by the Company’s responses to the comments.

Proxy Statement

Solicitation of Proxies; Expenses, page 2

1.	Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

  Response: The Company understands the requirement referenced in the comment and will comply.

LUSE GORMAN POMERENK & SCHICK

    A PROFESSIONAL CORPORATION

Perry J. Hindin, Esq.

April 2, 2012

Soliciting material filed pursuant to Exchange Act Rule 14a-12

2.	Please note that all soliciting material filed pursuant to Exchange Act Rule 14a-12 as well as definitive additional materials should be filed under the EDGAR header tag of “DEFA14A.” The material filed on March 5, 2012 was incorrectly filed under the header tag of “PRE 14A.”

Response: The Company acknowledges that the material filed on March 5, 2012 was filed under an incorrect header tag, and the Company will take steps to assure that future filings are made using the proper EDGAR header tags.

3.	In future filings, please refrain from making statements similar to the following without providing a proper factual foundation. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. To the extent the filing persons are unable to provide adequate support, please refrain from including such statements in future soliciting materials.

•	the soliciting material’s caption: “New York Hedge Fund Attacking Your Bank;”

•	“your Board of Directors is under attack by a New York hedge fund;”

•	the soliciting material’s reference to a “mediocre merger market;” and

•	“the Company has made incremental yet significant changes to [its} operations over the last several years and believe[s] that [its] community oriented business plan is beginning to bear fruit.”

  Response: In future filings, the Company will comply with the staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

LUSE GORMAN POMERENK & SCHICK

    A PROFESSIONAL CORPORATION

Perry J. Hindin, Esq.

April 2, 2012

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with our telephone conversation earlier today, we understand that your comments do not necessitate any changes in the Company’s preliminary proxy materials filed on March 23, 2012. The Company plans to mail its definitive proxy materials as soon as possible after the end of the day today.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman of this firm at (202) 274-2029.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:	Mr. Duffield J. Seyller, III

Mr. Donn L. Claussen

Kip A. Weissman, Esq.